EXHIBIT 4.11

Third Amendment to

Alion Science and Technology Corporation

Employee Ownership, Savings and Investment Plan

(As Amended and Restated Effective October 1, 2011)

WHEREAS, Alion Science and Technology Corporation (the “Company”) maintains the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the “Plan”) for the benefit of its employees and employees of other adopting employers, and was last amended and restated as of October 1, 2011; and

WHEREAS, the Board of Directors of the Company, pursuant to Plan Section 15.1 of the Plan, has delegated authority to amend the Plan to the undersigned officer, provided he determines that the amendment would not materially increase costs of the Plan to the Company or any Adopting Employer; and

WHEREAS, the Company desires to amend the Plan to exclude from participation in the Plan employees hired or re-hired on or after October 1, 2014 whose employment is covered by the Service Contract Act.

NOW, THEREFORE, pursuant to the powers of amendment reserved under Section 15.1 of the Plan, the Plan is hereby amended by the Company, effective as of the date of adoption set forth below, as follows:

1.	Section 2.17 is amended by adding a new subsection (e) thereto, to provide as follows, effective October 1, 2014:

“(e) An Employee whose most recent date of hire is on or after October 1, 2014 and whose employment is covered by the Service Contract Act.”

2.	Section 4.2 is amended by adding the following new sentence to the end thereto, effective October 1, 2014:

“Contributions shall not be made pursuant to this Section 4.2 for Employees whose most recent date of hire is on or after October 1, 2014.”

IN WITNESS WHEREOF, Alion Science and Technology Corporation has caused this Second Amendment to the Plan to be executed on its behalf by the Chief Executive Officer as of the 28th day of March, 2014.

Alion Science and Technology Corporation

By:	/s/ Bahman Atefi
Name:	Bahman Atefi
Title:	Chief Executive Officer